May 19 , 2009

Ms. Christina DiAngelo

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington DC, 20549-4720

Re: SEC Sarbanes-Oxley Review of the DWS Family of Funds.

Dear Ms. DiAngelo:

Further to our conference call on March 17, 2009, please find enclosed a spreadsheet setting forth the issues raised during the call and our responses. The Registrants referenced in the response include:

CASH ACCOUNT TRUST	811-5970
CASH MANAGEMENT PORTFOLIO	811-06073
CASH RESERVE FUND, INC.	811-03196
DWS ADVISOR FUNDS	811-04760
DWS BALANCED FUND	811-1236
DWS BLUE CHIP FUND	811-5357
DWS COMMUNICATIONS FUND, INC.	811-03883
DWS EQUITY 500 INDEX PORTFOLIO	811-06698
DWS EQUITY TRUST	811-08599
DWS GLOBAL/INTERNATIONAL FUND, INC.	811-4670
DWS HIGH INCOME SERIES	811-2786
DWS INCOME TRUST	811-4049
DWS INSTITUTIONAL FUNDS	811-06071
DWS INTERNATIONAL FUND, INC.	811-642
DWS INVESTMENT TRUST	811-43
DWS INVESTMENTS VIT FUNDS	811-07507
DWS INVESTORS FUNDS, INC.	811-08227
DWS MONEY FUNDS	811-2527
DWS MONEY MARKET TRUST	811-3495
DWS MUNICIPAL TRUST	811-2671
DWS MUTUAL FUNDS, INC.	811-5565
DWS PORTFOLIO TRUST	811-42
DWS SECURITIES TRUST	811-2021
DWS STATE TAX-FREE INCOME SERIES	811-3657
DWS STATE TAX-FREE TRUST	811-3749
DWS STRATEGIC GOVERNMENT SECURITIES FUND	811-2719
DWS STRATEGIC INCOME FUND	811-2743
DWS TARGET DATE SERIES	811-8606
DWS TARGET FUND	811-5896
DWS TAX FREE TRUST	811-3632
DWS TECHNOLOGY FUND	811-0547
DWS VALUE EQUITY TRUST	811-1444
DWS VALUE SERIES, INC.	811-5385
DWS VARIABLE SERIES I	811-4257
DWS VARIABLE SERIES II	811-5002
INVESTORS CASH TRUST	811-6103
TAX-EXEMPT CALIFORNIA MONEY MARKET FUND	811-5076
DWS DREMAN VALUE INCOME EDGE FUND, INC.	811-21949

DWS GLOBAL COMMODITIES STOCK FUND, INC.	811-21600
DWS GLOBAL HIGH INCOME FUND, INC.	811-06671
DWS HIGH INCOME TRUST	811-5482
DWS MULTI-MARKET INCOME TRUST	811-5689
DWS MUNICIPAL INCOME TRUST	811-05655
DWS RREEF REAL ESTATE FUND II, INC.	811-21340
DWS RREEF REAL ESTATE FUND, INC.	811-21172

DWS RREEF WORLD REAL ESTATE &

TACTICAL STRATEGIES FUND, INC.	811-22046
DWS STRATEGIC INCOME TRUST	811-8382
DWS STRATEGIC MUNICIPAL INCOME TRUST	811-05767
THE CENTRAL EUROPE AND RUSSIA FUND, INC.	811-06041
THE EUROPEAN EQUITY FUND, INC.	811-04632
THE NEW GERMANY FUND, INC.	811-05983

(collectively, the “DWS Funds”)

In connection with responding to your comments, please be advised that the DWS Funds acknowledge that:

•	The DWS Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The DWS Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, or need further information, please contact the undersigned at (212) 454-7727.

.

Sincerely,

/s/Robert A. Kloby

Robert A. Kloby, CFA

Managing Director

Chief Compliance Officer, DWS Funds

Head of Global Investment Management Compliance

Deutsche Asset Management

Number	SEC Request	Fund	SEC Form	DWS Response
1	In future financial filings, file a cover sheet highlighting changes for amendments	All funds	All	In future amended filings, we will include an attachment to explain the reason for the amendment.
2	Why were the following filings amended?
a	N-SAR dated 12/1/08	DWS State Tax-Free Trust (03749)	NSAR-A

The N-SAR was filed on 11/28/08. On 12/1/08, it was discovered that certain financial statement information contained in N-SAR screens 34, 35 and 36 was not consistent with the printed financial statements. The amended filing reflects the updated information for those screens.

b	N-PX dated 8/27/08 and 8/28/08	DWS Target Fund (05896)	NPX - Proxy Voting Record

The Form N-PX for DWS Target Fund filed with the Securities and Exchange Commission (“SEC”) on August 27, 2008 was amended twice. On August 27, 2008, the Form N-PX for DWS Target Fund was filed to include proxy voting information for five series funds. The Edgar heading included a sixth series fund, DWS Target 2008 Fund, but no proxy voting information was included for that fund. The Form N-PX was amended on that day to remove DWS Target 2008 Fund because that series fund had liquidated on May 15, 2008. Upon review, we have filed an amendment to Form N-PX to add Target Date 2008 Fund proxy information. On August 28, 2008, the Form N-PX was amended to add new two series funds that had commenced operations during the 12 month period ended June 30, 2008.

c	N-SAR B dated 3/3/09	DWS Real Estate Fund, Inc. and DWS Real Estate Fund II, Inc. (21172 and 21340)	NSAR-B

The N-SAR was filed on 3/2/09. On 3/3/09, it was discovered that the information for screen 44 was not in the answer file. It was determined that the information for that screen had been incorrectly omitted. The amended filing reflects the information for that screen.

3	N-CSR dated 4/30/08 should be amended to include the notes to financial statements	Cash Account Trust- Capital Asset Funds Shares and Cash Assets Funds Preferred Shares (05970)	NCSR	The amended N-CSR was filed on April 2, 2009.
4	Annual Report dated 10/31/08 should be amended to include country breakdown by assets (Amended N-CSR)	The Central Europe & Russia Fund, Inc. (06041)	NCSR	The amended N-CSR was filed on April 2, 2009.
5	N-CSRs should enhance disclosures for the following:	All funds
a	Item 4e1 - Audit preapproval policies and procedures		NCSR item 4e1

The following will be added into Form NCSR Item 4 to enhance the disclosure regarding the audit committee pre-approval process: "Audit Committee Pre-Approval Policies and Procedures. Generally, each Fund’s Audit Committee must pre approve (i) all services to be performed for a Fund by a Fund’s independent registered public accounting firm and (ii) all non-audit services to be performed by a Fund’s independent registered public accounting firm for the DIMA Entities with respect to operations and financial reporting of the Fund, except that the Chairperson or Vice Chairperson of each Fund’s Audit Committee may grant the pre-approval for non-audit services described in items (i) and (ii) above for non-prohibited services for engagements of less than $100,000. All such delegated pre approvals shall be presented to each Fund’s Audit Committee no later than the next Audit Committee meeting."

b

Item 4e-2 - Service provider waivers -- "Were there any services provided for which the pre-approval requirement was waived?" Should say what percentage. If zero, then put in zero. (Currently, we are doing the converse.)

			NCSR item 4e2	The following will be added to Item 4: There were no amounts that were approved by the Audit Committee pursuant to the de minimis exception under Rule 2-01 of Regulation S-X.
c

Item 4f - If greater than 50%, disclose the percentage of hours expended by the principal accountant's engagement to audit the registrant's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the principal accountant's full-time permanent employees.

NCSR item 4f

The following will be added to Item 4: According to the registrant’s principal accountant, all of the principal Independent Registered Public Accounting Firm's hours spent on auditing the registrant's financial statements were attributed to work performed by full-time permanent employees of the principal Independent Registered Public Accounting Firm.

d	Item 8 - Need to Include an "as of" date		NCSR item 8	In future filings we will include in the Item 8 disclosure the "as of" date for the portfolio management team and other data provided.
6	Statement of Assets and Liabilities - Collateral appears to be less than Market Value of assets out on loan. Please provide an explanation	DWS Capital Growth Fund (00043); DWS Growth & Income (0043); DWS Communications (03883)	NCSR item 1

Securities lending collateral value is based on the prior days market close prices of the securities on loan. For each fund, since the market went up on September 30, 2008 (DWS Capital Growth, DWS Growth & Income) and December 31, 2008 (DWS Communications), the value of the securities on loan as of the period end was greater than the prior days closing value of those same securities. As disclosed in the financial statements, the lending agents will use best efforts to obtain additional collateral on the next business day to meet required amounts under the security lending agreement.

7	Confirm notices of return of capital distribution went out or if not sent then explain why that was the case.	DWS RREEF World Real Estate and Tactical Strategies Fund, Inc., DWS Real Estate Fund, Inc., DWS Real Estate Fund II, Inc., DWS Balanced Fund, DWS Japan Equity Fund, DWS Enhanced S&P 500 Index Fund

Rule 19a-1 notices were sent to shareholders of DWS RREEF Real Estate Fund, Inc., DWS RREEF Real Estate Fund II, Inc. and DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. For DWS Enhanced S&P 500 Index Fund, DWS Japan Equity Fund and DWS Balanced Fund at the time the distribution was made in December 2007, the Fund officers believed that the distribution consisted solely of investment income. Because subsequent tax related adjustments to the funds’ fiscal year end investment income were made as part of the fiscal year end audit, a portion of the distribution for each fund was then determined to be a return of capital.

8

On the DWS Funds website for funds with 19a 1 notices -- should include a footnote that ties into the annualized distribution yield that reflects any returns of capital. Need to break out what portion of distributions were income and what portions were return of capital.

		DWS RREEF World Real Estate and Tactical Strategies Fund, Inc.	NCSR item 8

The following will be added to DWS RREEF World Real Estate & Tactical Strategies Fund, Inc. yield Information disclosure which is directly below the Annualized Distribution Yield table on the Fund's website: "The Fund has a policy to make a level distribution each month to shareholders. This policy may be modified by the Board of Directors from time to time. It is anticipated that a portion of the aggregate distribution made by the Fund may constitute a return of capital."

9	Appear to be six expense ratios shown, the bottom three of which include preferred shares. To the extent needed, show in a footnote as opposed to in the body of the prospectus.	Closed end funds with outstanding preferred shares	NCSR - Financial Highlights	The funds will present expense ratios based on the net assets of common and preferred shares in a footnote in the financial highlights going forward.

10	Report portfolio turnover of each master fund in the feeder fund's disclosure.	Master/feeder funds (e.g., S&P 500 Fund)	NCSR - Financial Highlights

The AICPA Audit and Accounting Guide indicates that feeder funds need not disclose a portfolio turnover rate because feeders invest all of their assets in the master portfolio. The audit guide does indicate to the extent the financial highlights table conforms to the instructions of Form N-1A, it should report the portfolio turnover rate experienced by the master. The funds have interpreted this to mean that we do not need to include the portfolio turnover rate at the feeder level in the financial statements, but include the master's turnover rate in the highlights included in the feeder funds prospectus. The funds will include the master's portfolio turnover rate in the feeders' financial highlights going forward.

11	Financial Statement Notes should include:	All funds

a (1)

Enhanced fair value disclosure including criteria used by the board and what effect the fair value would have on the price of the security fair valued, etc. In addition, for the high yield bond funds, specifically identify any security that is fair valued as of any period ending date.

NCSR - Notes to Financial Statements - Security Valuation

The following will be added to the fair value disclosure in the funds' securities valuation note: "In accordance with the funds' valuation procedures, factors used in determining value may include, but are not limited to, the type of the security, the size of the holding, the initial cost of the security, the existence of any contractual restrictions on the security’s disposition, the price and extent of public trading in similar securities of the issuer or of comparable companies, quotations or evaluated prices from broker-dealers and/or pricing services, information obtained from the issuer, analysts, and/or the appropriate stock exchange (for exchange-traded securities), an analysis of the company’s financial statements, an evaluation of the forces that influence the issuer and the market(s) in which the security is purchased and sold and with respect to debt securities, the maturity, coupon, creditworthiness, currency denomination, and the movement of the market in which the security is normally traded. The value determined under these procedures may differ from published values for the same securities."

With respect to the identification of fair valued securities on the high yield bond funds, we believe the additional disclosure and three-tier hierarchy established by FAS 157 addresses this comment. Fair valued securities are included, at an aggregate level, in the three-tier hierarchy (Level 3).

b	Everything that is excluded from expense caps should be listed.		NCSR - Notes to Financial Statements - Expense Exclusions	Everything that is excluded from the expense caps is appropriately listed.
12	Why are expenses related to the Government's money market guarantee program excluded from expense caps?	All affected money market funds	NCSR - Notes to Financial Statements - Treasury's Temporary Guarantee Program	The Board of the funds determined that the cost of participating in the Treasury Guarantee Program should be borne by each money market fund.

13

Financials statements do not reflect that organization and offering expenses are excluded from expense caps but the prospectus does. Were the organization expenses handled consistently with the expense limitation agreement?

		DWS Climate Change Fund (02021)	NCSR - Notes to Financials Statements - Expense Exclusions

The financial statements correctly disclosed the exclusions from the cap. In September 2007, the Board approved the discontinuation of the policy to exclude organizational and offering costs from the expense cap during the first year of operations on the Funds. On 10/4/07 a sticker was filed for the 8/31/07 prospectus to update the exclusions from the expense caps.

14	Was interest related to foreign cash overdraft expense included in the fee table in the prospectus? If not, why not and how did we deal with it?	DWS International Value Opportunities Fund (00642)	NCSR - Financial Highlights

In November, 2007, the DWS International Value Opportunities Fund changed its investment strategy to execute an FX trade for each security trade that is processed. As a result, the fund is no longer regularly incurring interest expense charges on foreign overdraft balances and therefore we did not include the interest expense in the 12/1/08 prospectus fee table.

15	There appears in the 11/30/08 financials, a footnote that indicates $175,116 was paid back to four funds. What was the charge and why allocated the way in which it was?	DWS Multi Market Income Trust (05689); DWS Strategic Municipal Trust (05767); DWS High Income Trust (05482) and DWS Strategic Income Trust (08382)	NCSR - Payments by Affiliates

The reimbursement represents the reimbursement of fees previously charged to the funds for the preparation by an external vendor of periodic closed-end fund data reports for the Board of the funds . The fees were reimbursed to the funds by Deutsche Investment Management Americas Inc. ("DIMA") since it could not be verified that the Board of the funds had approved that the Funds would bear the costs of the preparation of these reports.

16	Explain the operational error resulting in a $251,175 reimbursement to the fund. Were other funds affected?	DWS Gold and Precious Metal Fund (05565)	NCSR - Payments by Affiliates

On 11/1/07 the DWS Gold and Precious Metals Fund received 5 million Canadian dollars as the result of a corporate action. However, this was not automatically repatriated back to U.S. dollars resulting in a loss of $251,175.26 that has been reimbursed to the fund by DIMA. This was the only fund affected.

17	Explain the $1million reimbursement to the fund.	DWS International Value Opportunities Fund (00642)	NCSR - Payments by Affiliates

The amount noted is comprised of three exceptions: 1) During the period, the fund (and 6 other DWS funds) inadvertently purchased a security instead of selling it. The security was sold at a loss of $242,692. The Fund was reimbursed for the loss by DIMA. 2) The Equity Trading Desk received a limit order from the funds' portfolio management team to purchase a security for the fund (and 6 other DWS funds). On the same day, a market order for the same security was received from a different portfolio management team. The trader combined the orders (per the trading procedures) and instructed the broker to execute the entire order as a market order. The difference between the price at which the shares were executed and the limit price resulted in a loss of $761,470. The fund was reimbursed for the loss by DIMA. 3) The fund was reimbursed by DIMA $4,727 for overdraft charges in connection with failed trades.

18

Lehman Brothers -- has anything changed with respect to the Lehman related securities held in the fund from the 12/31/08 financials; how were and are these securities being valued from [the time of LBHI's filing for bankruptcy (9.15.08) to present?

		DWS Communications Fund (03883)	NCSR - Statement of Assets and Liabilities

DWS Communications Fund’s holdings (for which there is pending sale and a receivable) of certain Lehman entities continues to be fair valued in accordance with the fund’s valuation procedures. The fund has filed a bankruptcy claim to the Luxembourg court against Lehman Brothers (Luxembourg) Equity Finance S.A., and a SPIC claim with respect to Lehman Brothers Inc.

19	Any issues complying with IRS diversification rules?	All funds	NCSR - Top Ten Holdings	The funds were in compliance with the asset diversification requirements under section 851 of the Internal Revenue Code during the fiscal periods ending 2008.

20

The SEC staff noted that the investment portfolio for DWS Short Duration Fund, DWS Small Cap Growth Fund and DWS Core Fixed Income Fund had holdings in a particular sector that exceeded 25%. The SEC staff inquired as to whether these funds had appropriate disclosure in their prospectus and/or statement of additional information regarding concentrating in a particular industry.

		All funds	NCSR - Investment Portfolio/Prospectus

DWS Short Duration Fund, DWS Small Cap Growth Fund and DWS Core Fixed Income Fund do not have a policy to concentrate in an industry. Using the industry classifications contained in Standard Industrial Classification (SIC) Code list, we confirm that during the fiscal year ended 2008, each of DWS Short Duration Fund, DWS Small Cap Growth Fund and DWS Core Fixed Income Fund did not hold 25 percent or more its assets in securities of issuers in any one industry.

21

The fund filed financials for Merrill [Lynch Bank] in connection with Life Compass Income and Protect, but financials for DIMA were not filed with respect to the Target Fund 2010 and 2014. Please explain.

		DWS Life Compass Fund (05896)	NIA

We not believe that Form N-1A requires that the financial statements of Deutsche Investment Management Americas Inc. be included as an exhibit to the registration statement for DWS Target 2010 Fund and DWS Target 2011 Fund.

22	The SEC noted that under master funds more filings were made than necessary. Feeders need to include the master and the feeder information, but the master need only refer to the master.	Feeder Funds	NCSR & NQ	The funds will continue to file both the master and feeder financial statements for the registrant of both the master and feeder.